Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES THE EXERCISE OF THE OVER-ALLOTMENT OPTION AND END OF STABILIZATION OF THE INITIAL PUBLIC OFFERING (“OFFER”) OF SHARES OF PLAZA CENTERS N.V. IN THE LSE

Tel Aviv, Israel, November 27, 2006, Elbit Medical Imagining Ltd. (Nasdaq: EMITF) ("Company" or "EMI") today announced that its subsidiary, Plaza Centers N.V. ("PC") has announced the exercise of over-allotment option and end of stabilization on the Official List of the London Stock Exchange ("LSE").

PC announced that, in connection with the Offer of 85,714,286 ordinary shares by PC, UBS Limited, as stabilising manager, had given on November 24, 2006 notice to exercise the over-allotment option in respect of 6,631,801 ordinary shares in PC. All of the net proceeds in the total sum of £11,937,241.80 arising from the exercise of the over-allotment option were received by PC.

Including the exercise of the over-allotment option, the total gross proceeds of the Offer are £166,222,956.60 (92,346,087 ordinary shares). The Offer price of PCs’ ordinary s0hares of €0.01 each was set at 180 pence on October 27, 2006.Subsequent to the earlier stabilisation notice published on October 27, 2006 in connection with the Offer of 85,714,286 ordinary shares by PC, UBS Limited as stabilisation manager announced that the stabilisation period has now ended.

Following the Offer, EMI's shareholdings in PC is approximately 68.412%. Stabilisation trades were executed during the stabilisation period by UBS Limited on the following dates and terms:

Trade Date	Highest Price Paid	Lowest Price Paid
27/10/2006	180p	180p

This announcement may not be distributed, directly or indirectly, in or into the United States of America, Canada, Australia, Japan, Republic of Ireland, the State of Israel or the Republic of South Africa.

This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.

The Offer and the distribution of this announcement and other information in connection with the Offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offer of securities in the United States.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

This press release does not constitute an offer of securities for sale in the United States of America, nor may the securities be offered or sold in the United States of America absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended in the rules and regulations thereunder. There is no intention to register any portion of the offering in the United States of America or to conduct a public offering of securities in the United States of America.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com